Rio Tinto plc 2 Eastbourne Terrace London W2 6LG United Kingdom T +44 (0) 20 7781 2000 F +44 (0) 20 7781 1800 E: ben.mathews@riotinto.com	Ben Mathews Company secretary

September 6, 2012

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Securities and Exchange Commission,

450 Fifth Street, NW

Washington DC 20549

USA

Dear Ms. Jenkins,

I refer to your letter dated August 10, 2012 setting forth additional comments of the Staff of the Commission (the “Staff”) relating to the Form 20-F for the year ended December 31, 2011 (the “2011 Form 20-F”) of Rio Tinto plc and Rio Tinto Limited (collectively, “Rio Tinto”) (File Numbers 1-10533 and 1-34121).

Rio Tinto’s response to the Staff’s comments is set forth below. To facilitate the Staff’s review, we have included in this letter the caption and numbered comments from the Staff’s comment letter in bold, italicized text and have provided our response immediately following the numbered comment.

Form 20-F for Fiscal Year Ended December 31, 2011

Risk Factors, page 10

“The Group’s operations are vulnerable to a range of interruptions, not all of which are covered fully by insurance,” page 12

  Based on your response and news articles over the past few years, it appears that you have experienced one or more cybersecurity incidents that have not been material to your business or results of operations. If true, please confirm that in your next annual report on Form 20-F you will simply state this fact in this risk factor so that investors are able to evaluate your cybersecurity risks in the appropriate context.

Response 1:

As stated in our earlier response, we confirm that, to the best of our knowledge, we have been subjected to cyber-security attack but have not experienced a material environmental incident, commercial loss or interruption to operations as a result. As requested, we will state this fact in our next Annual Report on Form 20-F in order to provide the appropriate context for our risk factor.

Rio Tinto plc. Registered office 2 Eastbourne Terrace, London, W2 6LG, United Kingdom.
Registered in England No. 719885.

Group Cash Flow Statement, page 133

  We reviewed your response to our prior comment 5. We do not concur with your position. As such, please confirm in future filings you will revise your presentation to have a reconciliation that begins with either profit before taxation, profit from continuing operations, or profit for the year. Please ensure your revised presentation provides retrospective application to all periods presented.

Response 2:

In order to provide additional disclosure to address this matter, in future filings of our Annual Reports on Form 20-F, we propose to expand the presentation to show a reconciliation that begins with profit before taxation.  The revised presentation will be applied retrospectively to all periods presented.  The presentation, as it would have applied to the reconciliation of cash flows from consolidated operations, is summarised below (the proposed expansion is underlined):

	2011	2010	2009
	US$m	US$m	US$m
Profit before taxation	13,214	20,491	7,860
Adjustments for:
- Finance items	838	218	432
- Share of profit after tax of equity accounted units (net of impairment)	(112)	(1,101)	(786)
- Gain on consolidation and on disposal of interests in businesses	(185)	(753)	(692)
[remainder of reconciliation to continue as published for 2011]

Note 1 – Principal Accounting Policies

(f) Exploration and Evaluation, page 141

  We reviewed your response to our prior comment 6. In order to provide a reader with a greater understanding of how you determine whether there is a high degree of confidence in an evaluation project’s viability, please confirm in future filings you will revise your disclosure to discuss (i) the relevant factors considered to determine viability, and (ii) the factors used to support a high degree of confidence. Please provide us with draft disclosure of your planned revisions.

Response 3:

In order to provide additional disclosure to address the points raised in this question and in question 4 below, in future filings of our Annual Reports on Form 20-F, we propose to expand the critical accounting policies and estimates section on “Capitalisation of exploration and evaluation costs”; the proposed expansion is underlined:

“Under the Group’s accounting policy, exploration and evaluation expenditure is not capitalised until the point is reached at which there is a high degree of confidence in the project’s viability and it is therefore considered probable that future economic benefits will flow to the Group.

A project’s viability is determined based on whether it will provide a satisfactory return relative to the perceived risks of the project and coincides with the point at which construction of the project/the decision to mine is approved at the appropriate authorisation level within the Group (the Investment Committee; and the Board where appropriate).  In determining whether to approve a project, the Investment Committee reviews the ore reserves estimate together with analyses regarding the net present value of the project and sensitivity analyses around key assumptions.

The Group’s view is that a high degree of confidence is greater than more likely than not (that is greater than 50 per cent) and less than virtually certain (that is less than 90 per cent certainty). There are occasions when the Group concludes that the asset recognition criteria are met at an earlier stage than approval to construct/mine.  In these cases, evaluation expenditure is capitalised if there is a high degree of confidence in the project’s viability.  Determining whether there is a high degree of confidence in an evaluation project’s viability requires a significant degree of judgement and assessment of all relevant factors such as the nature and objective of the project; the project’s current stage; project timeline; current estimates of the project’s net present value including sensitivity analyses around key assumptions; and the main risks of the project.  Development expenditure incurred prior to the decision to construct/mine is subject to the same criteria for capitalisation, being a high degree of confidence in a project’s viability.

In accordance with IFRS 6 “Exploration for and Evaluation of Mineral Resources”, the criteria for the capitalisation of exploration and evaluation costs is applied consistently from period to period.”

Critical accounting policies and estimates, page 148

  We reviewed your response to our prior comment 7. In order to provide a reader with a greater understanding of how you determine commercial viability, please supplement your proposed disclosure to include the specific items you cite in your response (e.g. ore reserve estimates, the net present value of the project, and a sensitivity analysis around key assumptions). Please also clarify in your disclosure that the criteria and the way that the criteria are applied or evaluated are consistent from period to period. Refer to paragraph 9 of IFRS 6. Please provide us with draft disclosure of your planned revisions.

Response 4:

In our response to question 3 above, we have explained that in future filings of our Annual Reports on Form 20-F, we propose to expand the critical accounting policies and estimates section on “Capitalisation of exploration and evaluation costs”.   The proposed expansion presented in our response to question 3 addresses the need to include the specific items that are assessed to determine the commercial viability such as the current estimate of the project’s net present value including sensitivity analyses around key assumptions.  The proposed disclosure also notes the application of the criteria for the capitalisation of exploration and evaluation costs consistently from period to period.

Note 25 – Consolidated Net Debt, page 169

  We reviewed your response to our prior comment 9, noting that management considers consolidated debt as a key metric to forecast, monitor and control liquidity. Please confirm in future filings you will revise your disclosure in Note 31 (v) to provide additional qualitative information on how consolidated net debt is used and the relevance of variances between periods. Refer to paragraph 135 of IAS 1. Please provide us with draft disclosure of your planned revisions.

Response 5:

In order to provide additional disclosure to address the points raised in this question, in future filings of our Annual Reports on Form 20-F, we propose to expand the disclosure in the equivalent Note 31(v) accordingly, and align this with the net debt disclosure on page 8 of the Annual Report:

“Net debt is a measure used by management and the Board of Directors to manage the Group’s capital structure and liquidity risks and therefore is linked to the Group’s financial and operational excellence strategic driver.  It is also used to manage the Group’s interest rate risks and foreign exchange risks on borrowings and cash.  Net debt is disclosed and defined in note [XX].  Net debt increased from US$4.1 billion at 31 December 2010 to US$8.5 billion at 31 December 2011 as strong operating cash inflows were offset by outflows relating to capital expenditure, acquisitions, the increase in the dividend and the share buy-back programme.”

*           *           *

Rio Tinto acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its Form 20-F, and that Rio Tinto may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss any of the foregoing with you at your convenience.

Very truly yours,

/s/ Ben Mathews

Ben Mathews

cc:        James Giugliano

Brian K. Bhandari

John Coleman

Adam Turk

Pamela Howell

(Securities and Exchange Commission)

Thomas B. Shropshire, Jr.
(Linklaters LLP)